Uberlândia to receive R$ 400 million in investments

Sadia to invest R$ 185.3 million in municipality, with
integrated outgrowers investing R$ 180 million,
and transporters, R$ 36 million in fleet expansion

    Sadia S. A. announced this Friday, September 17th, that it is going to invest R$ 185.3 million to expand capacity of all production lines at its Uberlândia plant. This plant, located in the state of Minas Gerais, is the only one that includes three animal lines - chickens, turkeys and hogs - as well as manufacturing facilities for processed products and livestock feed. The announcement was made by the president of the company, Walter Fontana Filho, who visited the Uberlândia plant together with the state governor, Aécio Neves. In all, the state of Minas Gerais will be receiving approximately R$ 400 million in investments, since integrated outgrowers will be investing another R$ 180 million and product transporters, R$ 36 million, to meet Sadia's increase in demand.

    These investments will create around 3,400 new direct jobs over the next three years. Moreover, Sadia estimates that another 1,500 jobs will be indirectly created through partners. The Uberlândia plant currently employs approximately 5,000 people and generates another 1,000 positions through integrated outgrowers.

    The Uberlândia plant will now become the Company's largest industrial complex in Brazil. With the announced investments, Sadia estimates that the Uberlândia plant will achieve revenues of R$ 1.55 billion. Half of Sadia's additional production will be for the domestic market, and the remainder exported.

    Of the total amount of these investments, R$ 44 million will be used to expand the production capacity of hog slaughtering, from 700,000 to1.6 million heads per year. Another R$ 46.4 million will be invested to double the number of chickens slaughtered, from the current figure of 42.9 million to 88 million heads/year. In the turkey line, R$ 35.4 million will be invested, increasing the number of heads slaughtered from 7.3 to 11 million. Sadia will also earmark another R$ 44.2 million for the construction of a new feed mill; R$ 7.5 million to expand the production of processed products; and R$ 7.8 million for grain storage.

Integrated Outgrowers

    The investments announced this Friday by Sadia will have a significant impact on the regional economy. According to the Company's calculations, with the planned expansion, the total number of integrated outgrowers at the Uberlândia plant will jump from 586 to 1,445. The most striking growth will be in the number of integrated pork farmers. While today there are a mere 115, after the conclusion of investments, this number should reach 603 -- representing an increase of 424%.

    The increased demand experienced by Sadia will also cause significant growth in outgrower revenues. In the case of integrated poultry farmers and product transporters, it is estimated that annual revenues will more than double, from the current R$ 31 million to R$ 63 million.

    In the case of the feed mill, another positive impact is the increased demand for corn and soy. The production capacity of the Uberlândia plant will rise from 628,000 to 1.26 million tons. Corn consumption will increase 112%, from the current 390,000 to 823,000 tons; and soy meal consumption, from 163,000 to 317,000 tons. It is estimated that it will be necessary to double the area for corn and soy crops from the current 142,000 hectares to slightly over 286,000 hectares.

Uberlândia, September 17, 2004

Manager of Institutional Communications - Sadia S.A.
Juliana Caffaro
Tel: 11- 3649.1763/3143
e-mail: juliana.caffaro@sadia.com.br

Press Relations
Kristhian Kaminski
Tel: 11- 3147-7909 / 9129-3452
e-mail: Kaminski@maquina.inf.br